Exhibit 99.1

Cheer Holding Announces Share Consolidation of

Class A Ordinary Shares

Class A Ordinary Shares Will Begin Trading on a Post-Consolidation Adjusted Basis on
April 7, 2026

BEIJING, April 2, 2026 (GLOBE NEWSWIRE) -- Cheer Holding, Inc. (NASDAQ: CHR) (“Cheer Holding,” “we” or the “Company”), a leading provider of next-generation mobile internet infrastructure and platform services, today announced that it intends to effect a share consolidation of its ordinary shares at a ratio of 1 post-split Class A ordinary share for every 3 pre-split ordinary shares (the “Share Consolidation”) so that every three (3) shares issued and outstanding will be combined into one (1) share. The Share Consolidation will become effective at 4:05 p.m. (New York time) on April 6, 2026 (the “Effective Time”).

The Company’s Class A ordinary shares will continue to be traded on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CHR” and will begin trading on a post-consolidation adjusted basis when the market opens on Tuesday, April 7, 2026. The CUSIP number for the Company’s Class A ordinary shares following the Share Consolidation will be G39973139.

At the Effective Time, the authorised share capital of the Company will be reduced and amended from US$500,700 divided into 10,000,000 Class A ordinary shares of a par value of US$0.05 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each, to US$500,699.95 divided into 3,333,333 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each, by the cancellation of one authorised but unissued Class A ordinary share of a par value of US$0.05; and the consolidation of the remaining 9,999,999 Class A ordinary shares of a par value of US$0.05 in the authorised share capital of the Company (including issued and unissued share capital) such that each 3 Class A ordinary shares of a par value of US$0.05 are consolidated into 1 Class A ordinary share of a par value of US$0.15.

As a result of the Share Consolidation, the number of issued and outstanding Class A ordinary shares of the Company will be reduced from 4,686,248 pre-consolidation Class A ordinary shares to approximately 1,562,083 post-consolidation Class A ordinary shares, subject to adjustments for rounding. Outstanding warrants and other outstanding equity rights will be proportionately adjusted to reflect the Share Consolidation. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number.

The Share Consolidation is primarily intended to increase the Company’s per share trading price in order to maintain its listing on Nasdaq.

Shareholders holding their shares in book-entry form or in “street name” (through a broker, bank or other holder of record) will have their shares automatically adjusted to reflect the Share Consolidation. Shareholders of record may direct questions concerning the Share Consolidation to the Company’s transfer agent, Continental Stock Transfer & Trust Company.

About Cheer Holding, Inc.

Cheer Holding is a leading provider of next-generation mobile internet infrastructure and platform services. The Company operates a comprehensive digital ecosystem that integrates platforms, applications, technology, and industry, with a focus on AI-driven content creation, e-commerce, and metaverse development. For more information, please visit ir.gsmg.co.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements include, but are not limited to, that the Share Consolidation will enable the Company to meet the minimum bid price requirement under the Nasdaq continued listing standards, or that the Company will be able to continue to have its Class A ordinary shares listed on The Nasdaq Capital Market. The Company is subject to a number of risks and uncertainties set forth in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company’s latest Annual Report on Form 20-F filed with the SEC on March 20, 2026. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

James Li

Email: ir@gsmg.co

Tel: +86 10 6778 2900 (CN)